May 26, 2020

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

Re:	Proteo, Inc.
Definitive Proxy Statement on Schedule 14A Filed on May 18, 2020
File No. 0-30728

Schedule 13E-3 Filed on May 7, 2020
File No. 5-61897

Dear Mr. Hindin:

Proteo, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 19, 2020, with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on May 18, 2020 (File No. 0-30728) and the Company’s Schedule 13E-3 filed with the Commission on May 7, 2020 (File No. 5-61897). Each of the Staff’s comments is set forth below, followed by the Company’s corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Staff’s comment letter. The references in our responses are to, as applicable, the amended Definitive Proxy Statement (the “Amended Proxy Statement”), which is being filed today by electronic submission.

Capitalized terms used and not defined herein have the meanings given in the Amended Proxy Statement.

Schedule 13E-3

1.	We note the disclosure in the Form 8-K filed on May 12, 2020 indicating that in reliance upon Exchange Act Release No. 88465 (March 25, 2020), the Company expects to file its quarterly report on Form 10-Q for the period ending March 31, 2020 no later than 45 days after May 15, 2020. Given that the Special Meeting is being held on July 2, 2020, potentially only a few days after the filing of the Form 10-Q, we remind the Company of its obligations pursuant to Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii) if it becomes aware of any information that would result in a material change in the information previously disclosed to stockholders in connection with the Reverse Stock Split.

Response:

The Company respectfully acknowledges the Staff’s comment with regards to the situation if the Company becomes aware of any information that would result in a material change in the information previously disclosed to stockholders in connection with the Reverse Stock Split.

Definitive Proxy Statement

Fairness of the Reverse Stock Split, page 17

2.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note disclosure on page 18 comparing the Cash-Out Payment to the 10-day and 20-day closing price. Please revise the disclosure to discuss why historical market prices were not deemed material or relevant. Refer to Item 1014(b) and clause (ii) of Instruction 2 to Item 1014 of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Amended Proxy Statement under the section captioned “Fairness of the Reverse Stock Split” to discuss the relevance of historical market prices.

Cautionary Note Regarding Forward-Looking Statements, page 31

3.	The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove this reference.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed the section captioned “Cautionary Note Regarding Forward-Looking Statements” from the Amended Proxy Statement.

Proposal 1: Approval of Amendment to the Articles of Incorporation…, page 33

4.	We note the disclosure on page 33 that the number of authorized shares of Common Stock will not change in connection with the Reverse Stock Split. Given that the shares outstanding will be reduced from 33,379,350 to 16,446 after the Reverse Stock Split, and with a view towards disclosure, please advise us whether the Company has any current plans, proposals or arrangements with respect to the future issuance of any of the approximately 299,983,000 authorized shares remaining.

Response:

The Company respectfully advises the Staff that the Company does not have any current plans, proposals or arrangements with respect to the future issuance of the authorized but unissued shares of common stock resulting from the Reverse Stock Split. The Company has revised the disclosure on page 11 of the Amended Proxy Statement under the section captioned “Principal Effects of the Reverse Stock Split” and on page 29 of the Amended Proxy Statement under the section captioned “Proposal 1: Approval of Amendment to the Articles of Incorporation to Effect the Reverse Stock Split” to clarify this point.

* * *

Respectively submitted,

/s/ Oliver Wiedow
Oliver Wiedow
President, Chief Executive Officer and Chief Financial Officer